FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Enclosure No. 1             Dividend Declaration dated 26 August 2011

Enclosure No. 1

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 OCTOBER 2011

The Directors have declared the specified dividend on the undernoted Series of non-cumulative sterling preference shares of £1.00 each for the six months to 16 October 2011. The dividend will be paid on 17 October 2011 at the undernoted rate to holders on the register at the close of business on 9 September 2011.

Series	Dividend payable per share
Series A	£0.045

DIVIDEND ON SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 OCTOBER 2011

The Directors have declared the specified dividend on the undernoted Series of non-cumulative dollar preference shares of US$25.00 each for the three months to 16 October 2011. The dividend will be paid on 17 October 2011 at the undernoted rate to holders on the register at the close of business on 9 September 2011.

Series	Dividend payable per share
Series C	US$0.48519

26 August 2011

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2011
NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary